

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 1, 2011

Via Fax & U.S. Mail

Mr. Michael W. Upchurch
Chief Financial Officer
427 West 12th Street
Kansas City, Missouri 64105

> **Re:** **Kansas City Southern de Mexico, S.A. De C.V.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 9, 2011**
> **File No. 333-08322**

Dear Mr. Upchurch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(816) 983-1297